FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002


[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
         ACT OF 1934 FOR THE TRANSITION PERIOD FROM  TO

                        Commission file number: (1-13888)

            ---------------------------------------------------------

                            UCAR CARBON SAVINGS PLAN
                            (Full title of the plan)
            ---------------------------------------------------------





                           GRAFTECH INTERNATIONAL LTD.
                           ---------------------------
          (Name of issuer of the securities held pursuant to the plan)


    Brandywine West, 1521 Concord Pike, Suite 301, Wilmington, Delaware 19803
    -------------------------------------------------------------------------
                     (Address of principal executive office)

                            UCAR CARBON SAVINGS PLAN

                                TABLE OF CONTENTS


FINANCIAL STATEMENTS:
--------------------

     Statements of Net Assets Available for Plan Benefits
         at December 31, 2001 and 2002.................................. Page 3

     Statements of Changes in Net Assets Available for Plan Benefits
         for the Years Ended December 31, 2001 and 2002................. Page 4

     Notes to Financial Statements...................................... Page 5


SUPPLEMENTAL SCHEDULE:
---------------------

     Schedule of Assets Held at End of Year ............................ Page 13


INDEPENDENT AUDITORS' REPORT............................................ Page 14
----------------------------

SIGNATURE............................................................... Page 15
---------










Note: Other supplemental schedules not included have been omitted, as they are not applicable.

                            UCAR CARBON SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                                         At December 31,
                                                                                         ---------------
                                                                                      2001                 2002
                                                                                      ----                 ----
ASSETS:
Investments, at fair value
    Registered investment companies:
       Vanguard Retirement Savings Trust
       (UCAR Stable Value Fund in 2001).....................................      $ 46,487,525          $58,441,980
       Vanguard 500 Index Fund...............................................       14,815,097           10,286,858
       Vanguard PRIMECAP Fund................................................       10,924,758            6,408,033
       Vanguard Value Index Fund.............................................        8,256,995            5,944,090
       Vanguard LifeStrategy Conservative Growth Fund........................        3,960,477            3,295,063
       Vanguard LifeStrategy Growth Fund.....................................        2,796,284            1,361,942
       Vanguard LifeStrategy Moderate Growth Fund............................        1,882,496            1,608,310
       Janus Overseas Fund...................................................        1,862,997            1,345,530
       UAM: ICM Small Company Portfolio......................................        1,650,295            1,744,564
       Vanguard LifeStrategy Income Fund.....................................          686,736              767,655
                                                                                  ------------          -----------
                                                                                    93,323,660           91,204,025

    GrafTech Common Stock Fund...............................................        7,005,105            5,374,462
    (formerly UCAR Common Stock Fund)
    GrafTech Discounted Stock Fund...........................................        1,595,210                    -
    (formerly UCAR Discounted Stock Fund)
    Participant loans receivable............................................         2,686,567            2,460,060
    Other receivables........................................................           32,245                    -
                                                                                  ------------          -----------

                        Total investments, at fair value.....................      104,642,787           99,038,547

Investments, at contract value
    Contracts with insurance companies
    (UCAR Stable Value Fund in 2001).........................................        6,452,174                    -

Retirement Contribution Receivable due from GrafTech ....................                    -              105,774
                                                                                  ------------          -----------

Net assets available for plan benefits.....................................       $111,094,961          $99,144,321
                                                                                  ============          ===========




                 See Accompanying Notes to Financial Statements.

                            UCAR CARBON SAVINGS PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                                 For the Years Ended December 31,
                                                                                 --------------------------------
                                                                                    2001                2002
                                                                                    ----                ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Contributions:
         Participants                                                           $  4,406,454        $  3,787,516
     Employer                                                                      1,605,238           1,917,488
                                                                                ------------        ------------

              Total contributions                                                  6,011,692           5,705,004
                                                                                ------------        ------------

     Investment income (loss):
     Interest and dividend income, investments                                     1,304,080           1,141,533
     Interest income, participant loans                                              249,609             188,730
     Net depreciation in fair value of investments                                (2,472,407)        (10,559,461)
                                                                                ------------        ------------

              Net investment loss                                                   (918,718)         (9,229,198)
                                                                                ------------        ------------

              Total additions (reductions)                                         5,092,974          (3,524,194)
                                                                                ------------        ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Distributions to participants                                                 9,236,727           8,418,278
     Other deductions                                                                 10,000               8,168
                                                                                ------------        ------------

              Total deductions                                                     9,246,727           8,426,446
                                                                                ------------        ------------

              Net decrease for the year                                           (4,153,753)        (11,950,640)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
     Beginning of year                                                           115,248,714         111,094,961
                                                                                ------------        ------------

     End of year                                                                $111,094,961        $ 99,144,321
                                                                                ============        ============


                See Accompanying Notes to Financial Statements.

                            UCAR CARBON SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2002


(1)    COMPANY AND PLAN STRUCTURE

       We use the following terms to identify various companies and plans.

       GrafTech International Ltd. is the public parent company and the issuer of the publicly traded common stock held within the UCAR Carbon Savings Plan. Prior to May 7, 2002, GrafTech International Ltd. was named UCAR International Inc.

       UCAR Carbon Company Inc. is a wholly owned subsidiary of GrafTech International Ltd. through which we conduct most of our United States operations.

       UCAR Carbon Savings Plan is a savings program for the exclusive benefit of UCAR Carbon Company Inc.'s eligible employees and their beneficiaries and the eligible employees and their beneficiaries of any company or other entity adopting the UCAR Carbon Savings Plan.

(2)    DESCRIPTION OF THE PLAN

       The following brief description of the UCAR Carbon Savings Plan (herein referred to as the "Plan") is provided for general information only. Participants should refer to the Plan document for more complete description of the Plan's provisions.

       General
       -------

       The Plan is a defined contribution plan consisting of several separate investment options as described below.

       Administration
       --------------

       The Plan is administered by the Savings Plan Administrative Committee.

       Participation
       -------------

       The Plan is available to all regular employees of UCAR Carbon Company Inc. and participating affiliate companies (collectively, the "Company").

       Contributions
       -------------

       During 2001, participating employees could contribute 1% to 7.5% of their compensation into the Plan as basic contributions. An additional 0.5% to 10% of employee compensation may be contributed as supplemental contributions. Employee contributions are subject to applicable Internal Revenue Code limitations.

       During 2001, the Company contributed on behalf of each participating employee an amount equal to 50% of the employee's basic contributions.

      As of January 1, 2002, participating non-union employees can contribute 1% to 5% of their compensation into the Plan as basic contributions. An additional 0.5% to 50% of employee compensation may be contributed as supplemental contributions. Employee contributions are subject to applicable Internal Revenue Code limitations. The employee and company contribution for union employees remains unchanged from 2001.

       The Company contributes on behalf of each participating non-union employee an amount equal to 100% of the employee's basic contributions up to 3% of pay and 50% of basic contributions up to another 2% of pay. Employee contributions are subject to applicable Internal Revenue Code limitations.


       In addition, the plan was revised as of January 1, 2002 to include the Employer Retirement Contribution (as defined below) for certain employees of the Company. The Company makes an Employer Retirement Contribution on behalf of eligible participants in the amount of 2.5% of compensation up to the Social Security Taxable Wage Base for the Plan Year and 5% of compensation for amounts in excess of the Social Security Taxable Wage Base.

       Vesting and Distributions
       -------------------------

       Participants are immediately vested in 100% of their savings account balance (including employer contributions plus actual earnings thereon).

       Participants become fully vested in the Employer Retirement Contributions upon completion of at least 5 years service or attainment of a normal retirement date.

       Withdrawals from the Plan can be made for financial hardship, after age 59 1/2, retirement or other termination of employment or may be deferred under the terms of the Plan. Other savings plan withdrawals are subject to conditions stated in the Plan.

       Participant Accounts
       --------------------

       Participants' accounts are credited with participant contributions, contributions from the Company and an allocation of investment income from the Plan. The allocations of investment income are based upon participants' account balances.

       Participant Loans
       -----------------

       The Plan permits participants to borrow money from their accounts. A minimum account balance of $2,000 is required to qualify for a loan. The minimum loan is $1,000 and the maximum loan is 50% of a participants' account balance up to a maximum loan of $50,000. Participants are required to repay the loan plus a fixed interest rate based on current lending rates. Interest is added to the participant's account.

       Trustee and Recordkeeper
       ------------------------

       The Plan's trustee is Vanguard Fiduciary Trust Company and the Plan's recordkeeper is The Vanguard Group.

       Investment Options
       ------------------

       During the plan year ending December 31, 2001 and 2002, participants were able to allocate their basic and supplemental contributions in one-percentage point increments in any or all of the following investment options:

              Vanguard Retirement Savings Trust: Seeks stability of principal and a high level of current income consistent with a 2-3 year average maturity. The Trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per share. Investments are limited to participant-directed defined contribution plans and other qualified pension plans.

              Vanguard 500 Index Fund: Seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund employs a "passive management", or indexing, investment approach designed to track the performance of the Standard & Poor's 500 Index, which is dominated by the stocks of large U.S. companies. The fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the Index.

              Vanguard PRIMECAP Fund: Seeks to provide long-term capital growth by investing in stocks with above-average earnings growth potential that is not reflected in their current market prices. The Fund's portfolio consists predominantly of mid- and large-capitalization stocks.

              Vanguard Value Index Fund: Seeks to track the performance of a benchmark index that measures the investment return of large-capitalization value stocks. The Fund employs a "passive management", or indexing investment strategy designed to track the performance of the Standard & Poor's 500/Barre Value Index, which includes those stocks of the S&P 500 index with lower-than-average price/book ratios. The Fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index.

              Vanguard LifeStrategy Conservative Growth Fund: Seeks to provide current income and low to moderate growth of capital by investing in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 60% of assets to bonds and 40% to common stocks. The percentages of the fund's assets allocated to each of the underlying funds are 30% Vanguard Total Bonds Market Index Fund, 25% Vanguard Asset Allocation Fund, 20% Vanguard Short-Term Corporate Fund, 20% Vanguard Total Stock Market Index Fund, and 5% Vanguard Total International Stock Index Fund.

              Vanguard LifeStrategy Growth Fund: Seeks to provide long-term growth of capital and some current income by investing in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 80% of assets to common stocks and 20% to bonds. The percentages of the Fund's assets allocated to each of the underlying funds are 50% Vanguard Total Stock Market Index Fund, 25% Vanguard Asset Allocation Fund, 15% Vanguard Total International Stock Index Fund, and 10% Vanguard Total Bond Market Index Fund.

              Vanguard LifeStrategy Moderate Growth Fund: Seeks to provide growth of capital and a low to moderate level of current income by investing in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 60% of assets to common stocks and 40% to bonds. The percentages of the Fund's assets allocated to each of the underlying funds are 35% Vanguard Total Stock Market Index Fund, 30% Vanguard Total Bond Market Index Fund, 25% Vanguard Asset Allocation Fund, and 10% Vanguard International Stock Index Fund.

              Janus Overseas Fund: Seeks to provide long-term growth of capital through investments in a diversified portfolio of foreign companies. The fund invests, under normal circumstances, at least 80% of its net assets in securities of issuers from countries outside the United States. The fund normally invests in securities of issuers from at least five different countries, excluding the United States. The fund limits its investment in high-yield/high-risk bonds to less than 35% of its net assets.

              UCAR Stable Value Fund: Seeks to maintain the value of initial investments while providing a high level of income. This fund invests in the Vanguard Retirement Savings Trust and in fixed income contracts with highly rated insurance companies. As these contracts expire and as new money is invested, the money is invested in the Vanguard Retirement Savings Trust. The Vanguard Retirement Savings Trust invests primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed types of fixed principal investments.

              UAM: ICM Small Company Portfolio: Seeks to provide maximum, long-term total return, consistent with reasonable risk to principal, by investing primarily in common stocks of smaller companies in terms of revenues, assets and market capitalization by investing at least 80% of its net assets in common stocks of companies that have market capitalizations that are under $2 billion.

              Vanguard LifeStrategy Income Fund: Seeks to provide current income and some growth of capital by investing in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 80% of assets to bonds and 20% to common stocks. The percentages of the Fund's assets allocated to each of the underlying funds are 50% Vanguard Total Bond Market Index Fund, 25% Vanguard Asset Allocation Fund, 20% Vanguard Short-term Corporate Fund, and 5% Vanguard Total Stock Market Index Fund.

              GrafTech Common Stock Fund (formerly UCAR Common Stock Fund):
              Seeks to provide the possibility for long-term growth through increases in the value of the common stock of GrafTech International Ltd. (herein referred to as "GrafTech Stock").

              GrafTech Stock is publicly traded on the New York Stock Exchange and had a closing price of $10.70 per share at December 31, 2001 and $5.96 at December 31, 2002. At June 27, 2003, the closing price of GrafTech Stock was $5.35.

              GrafTech Discounted Stock Fund (formerly UCAR Discounted Stock
              Fund: The GrafTech Discounted Stock Fund was discontinued as of December 31, 2002 and all assets merged with the GrafTech Common Stock Fund.

       Two other funds from earlier plans existed until February 5, 2001. The Union Carbide Stock Fund and the Praxair Stock Fund were discontinued effective February 5, 2001, and the proceeds from sale of those funds were invested in the UCAR Stable Value Fund. Until February 5, 2001, participants could not invest their contributions in these funds or make transfers into these funds. Transfers out of these funds were still allowed. These funds sought to provide the potential for long-term growth through increases in the value of the common stock and income from dividends of Union Carbide Corporation and
       Praxair Incorporated.   Dividends from both the Union Carbide Stock Fund
       and the Praxair Stock Fund were automatically reinvested in the UCAR Stable Value Fund.

 (3)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting
       -------------------

       The financial statements of the Plan are prepared under the accrual method of accounting. Investment Valuation and Income Recognition Investments are reported at market value, based upon quoted market prices, except for the contracts with insurance companies within the UCAR Stable Value Fund that expired in 2002. These contracts with insurance companies are carried at contract value since they are fully benefit-responsive (See Note 9). Unrealized appreciation or depreciation of investments carried at market value is recognized currently in the financial statements. Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       Payment of Benefits
       -------------------

       Benefits are recorded when paid.

       Use of Estimates
       ----------------

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

       Accounting Pronouncements
       -------------------------

       In April 2003, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No.
       133. SFAS No. 149 is effective for contracts entered into or modified, and for hedging relationships designated, after June 30, 2003. Other provisions of SFAS No. 149 that related to SFAS No. 133 implementation issues should continue to be applied in accordance with their respective dates. Management has not yet determined the impact that SFAS No. 149 will have on the Plan's statement of net assets available for plan benefits or statement of changes in net assets available for plan benefits.

       In June 1998, FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which was amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Hedging Activities. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires than an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133, as amended, was adopted by the Plan on January 1, 2001 and did not have a material effect on the Plan's statement of net assets available for plan benefits or statement of changes in net assets available for plan benefits.

(4)    FEDERAL INCOME TAXES

       On December 7, 1995, the Plan secured a favorable determination as a qualified plan under Section 401(a) of the Internal Revenue Code (IRC), and that the trust created under the Plan is exempt from Federal income tax under Section 501(a) of the IRC. This determination letter was applicable for amendments adopted on March 17, 1995. The Plan has been amended since March 17, 1995. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(5)    PLAN EXPENSES

       All costs and expenses, including transfer taxes and brokerage commissions incurred in connection with the sale of stock of Union Carbide Corp. or Praxair Inc. are deducted from the proceeds of such sale. Similar costs and expenses incurred in connection with the sale or purchase of stock in the GrafTech International Ltd. Common Stock Fund or GrafTech International Ltd. Discounted Common Stock Fund are charged to the applicable fund. For the years ended December 31, 2001 and 2002, the Company paid all costs of administration and bore the expenses of collecting and distributing amounts from and to the participants and of keeping the records of the Plan, except for certain loan origination fees and annual loan maintenance fees bore by the participants.

(6)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company reserves the right to amend, modify, suspend or terminate the Plan. In the event of Plan termination, participants would receive the full value of their accounts.

(7)    RELATED PARTY TRANSACTIONS

       The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules.

 (8)   INVESTMENTS OF 5% OR MORE

       Investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2002 are as follows:
                                                           At December 31,
                                                           ---------------
                                                          2001          2002
                                                          ----          ----

       Vanguard Retirement Savings Trust (UCAR
         Stable Value Fund in 2001)..................  $46,487,525   $58,441,980
       Vanguard 500 Index Fund.......................   14,815,097    10,286,858
       Vanguard PRIMECAP Fund........................   10,924,758     6,408,033
       Vanguard Value Index Fund.....................    8,256,995     5,944,090
       GrafTech Common Stock Fund (UCAR
       Common Stock Fund and UCAR Discounted
         Stock Fund in 2001).........................    7,005,105     5,374,462
       Contracts with insurance companies (UCAR
         Stable Value Fund in 2001)..................    6,452,174             -

       During 2001and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by 2,472,407 and $10,559,461, respectively, as follows:

                                                     2001              2002
                                                     ----              ----

                  Mutual funds                  $ (4,059,785)     $  (7,107,138)
                  Common Stock funds               1,587,378         (3,452,323)
                                                ------------      -------------
                                                $ (2,472,407)     $ (10,559,461)
                                                ============      =============

(9) INVESTMENT CONTRACTS WITH INSURANCE COMPANIES WITHIN THE UCAR STABLE VALUE FUND

       The following is a summary of investments in contracts with insurance companies at contract value within the UCAR Stable Value Fund at December 31, 2001 and 2002. Contract value represents original deposits under the contract credited with actual earnings and charged for expenses and withdrawals. There are no reserves against contract value for credit risk of the contract issues or otherwise. Contract value approximates fair value.
                                                               At December 31,
                                                               ---------------
                                                              2001        2002
                                                              ----        ----
       John Hancock:
           Contract No. GIC 8910, 6.95%, due 09/30/02.....  2,268,707          -
       Combined Insurance Company of America:
           Contract No. CG 1061, 6.45%, due 3/31/02.......  1,828,956          -
       Sunamerica Life Insurance Co.:
           Contract No. 4677, 6.56%, due 3/31/02..........  1,441,674          -
           Contract No. 4714, 7.12%, due 9/30/02..........    912,837          -
                                                            ----------   -------

         Total contracts with insurance companies.........  $6,452,174   $     -
                                                            ==========   =======

      The crediting interest rates, shown above, are determined at the inception of the contracts. The average yield for contracts with investment companies was 6.7% for the year ended December 31, 2001.

       At December 31, 2001, the remainder of the UCAR Stable Value Fund is invested in the Vanguard Retirement Savings Trust. The amount in the Vanguard Retirement Savings Trust is $46,487,525 at December 31, 2001.

(10)   SUBSEQUENT EVENTS

       Effective January 1, 2003 matching Company contributions are made in GrafTech International Ltd. stock rather than cash.

       As of April 1, 2003 certain employees previously participating in the UCAR Carbon Retirement Plan and not covered by a collective bargaining agreement became eligible to receive the Company's Employer Retirement Contribution under the UCAR Carbon Savings Plan.

       As of May 1, 2003 Columbia, Tennessee employees covered by a collective bargaining agreement and as of August 1, 2003 Lawrenceburg, Tennessee employees covered by a collective bargaining agreement became eligible to receive the Company's Employer Retirement Contribution under the UCAR Carbon Savings Plan. In addition, these employees can contribute 1% to 5% of their compensation into the Plan as basic contributions. An additional 0.5% to 50% of employee compensation may be contributed as supplemental contributions. Employee contributions are subject to applicable Internal Revenue Code limitations. The Company contributes on behalf of each participating employee an amount equal to 100% of the employee's basic contributions up to 3% of pay and 50% of basic contributions up to another 2% of pay.




                                    * * * * *

                            UCAR CARBON SAVINGS PLAN

                     SCHEDULE OF ASSETS HELD AT END OF YEAR

                                DECEMBER 31, 2002
                                -----------------



                                                                                      Current
                                   Description                                         Value
--------------------------------------------------------------------------------   -------------
*    Vanguard Retirement Savings Trust,
          58,441,980 shares.....................................................   $  58,441,980
*    Vanguard 500 Index Fund, 126,764 shares....................................      10,286,858
*    Vanguard PRIMECAP Fund, 165,754 shares.....................................       6,408,033
*    Vanguard Value Index Fund, 405,740 shares..................................       5,944,090
*    Vanguard LifeStrategy Conservative Growth Fund, 257,025 shares.............       3,295,063
*    Vanguard LifeStrategy Growth Fund, 94,843 shares...........................       1,361,942
*    Vanguard LifeStrategy Moderate Growth Fund, 115,956 shares.................       1,608,310
*    Janus Overseas Fund, 88,001 shares.........................................       1,345,530
*    UAM: ICM Small Company Portfolio, 72,842 shares............................       1,744,564
*    Vanguard LifeStrategy Income Fund, 62,310 shares...........................         767,655
*    GrafTech International Ltd. Common Stock, 931,449 shares, par value $.01          5,374,462
*    Participant loans  (4.75%-9.5%)............................................       2,460,060
                                                                                   -------------
              Total.............................................................   $  99,038,547
                                                                                   =============


* Represents party-in-interest.

                      [Letterhead of Deloitte & Touche LLP]


INDEPENDENT AUDITORS' REPORT


To the Plan Administrator of
UCAR Carbon Savings Plan
Wilmington, Delaware

We have audited the accompanying statements of net assets available for benefits of UCAR Carbon Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP


Philadelphia, Pennsylvania
June 27, 2003

                                    SIGNATURE



Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       UCAR CARBON SAVINGS PLAN


Date: June 27, 2003                    By:/s/  Corrado F. DeGasperis
      ----------------------              --------------------------------------
                                               Corrado F. DeGasperis


                                       Vice President, Chief Financial and Chief
                                       Information Officer, GRAFTECH
                                       INTERNATIONAL LTD. (Principal  Financial
                                       Officer and Principal Accounting Officer)
                                       Chairman of the Savings Plan
                                       Administrative Committee

                                  EXHIBIT INDEX

Exhibit
No.                     Description
--------                -----------

23.1            Consent of Deloitte & Touche LLP.

99.1 Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2003.

99.2 Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2003.